Exhibit 99.1

EFUTURE ANNOUNCES SECOND QUARTER 2012
UNAUDITED FINANCIAL RESULTS

BEIJING — August 13, 2012 — eFuture Information Technology Inc. (Nasdaq: EFUT, the “Company” or “eFuture”), a leading provider of software and services in China’s rapidly growing retail and consumer goods industries, today announced its unaudited financial results for the second quarter ended June 30, 2012.

Second Quarter 2012 Financial Highlights

  Total revenue increased 47% year-over-year to RMB39.3 million (US$6.2 million).

  Gross profit increased 66% year-over-year to RMB13.9 million (US$2.2 million).

  Adjusted EBITDA was minus RMB21,793 (US$3,430), an improvement from adjusted EBITDA of minus RMB2.6 million in the second quarter 2011.

  Operating loss was RMB5.4 million (US$0.8 million), an improvement from an operating loss of RMB7.1 million in the second quarter 2011.

  Net loss was RMB0.5 million (US$0.1 million), compared with a net loss of RMB5.5 million in the second quarter 2011.

  Adjusted net income was RMB4.3 million (US$0.7 million), an improvement from adjusted net loss of RMB1.3 million in the second quarter 2011.

  Basic and diluted loss per share was RMB0.12 (US$0.02), as compared to basic and diluted loss per share of RMB1.33 in the second quarter 2011.

  Adjusted diluted earnings per share improved to RMB1.02 (US$0.16), as compared to adjusted diluted loss per share of RMB0.32 in the second quarter 2011.

Mr. Adam Yan, Chairman and Chief Executive Officer of eFuture, commented on the results. “We are very pleased with our solid financial performance recorded in the second quarter. This was a particularly strong second quarter, recording a 47% year-over-year revenue growth and an improvement in our gross margin. This improvement was the result of strategies initiated by management last year, which included an effort to optimize the restructuring of our product mix with a higher portion of recurring revenue to minimize the effects of seasonality and a series of operational initiatives designed to enhance our ability to increase profitability.”

“Service fee income increased 52% year-over-year, driven by income from our IT maintenance services and demand for our customized IT solutions. We are also pleased to see an increase in spending from our existing clients, a testament to our enhanced team structure that brings consistently higher value. Our software sales also grew 105% year-over-year due to the completion of one-off projects during the quarter.”

Mr. Yan concluded, “We are starting to see our clients facing greater challenges due to their reliance on the growth of the consumer market, an environment which is currently slowing down. These market pressures have delayed our clients’ new shop opening schedules, which in turn lowers the expectation for our software licensing sales in the later part of the year. Overall, we are encouraged to see an improvement in our revenue distribution and a higher level of client confidence in eFuture. We remain optimistic that our strong products and services portfolio is well-positioned in the current market.”

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Mr. Sean Zheng, Chief Financial Officer, added, “While the results for this second quarter are indeed promising, the major restructuring initiatives implemented at the end of last year were designed for eFuture’s long-term growth. Going forward into 2012, we plan to continue to seize market opportunities through our expanded team capacity while remaining focused on building a competitive cost structure to further improve our bottom-line results.”

“Not only have we established various mechanisms to assess the contract prior to signing and optimize project profitability, with these operational initiatives in place, we are confident that the continued execution of our growth strategies is expected to allow us to achieve our sales goal whilst strengthening our financial position in the long run.”

SECOND QUARTER 2012 FINANCIAL RESULTS

Revenue

Total revenue for the second quarter 2012 increased 47% to RMB39.3 million (US$6.2 million) from RMB26.7 million in the second quarter 2011.

Revenue Breakdown

	2Q11	2Q12
	RMB ‘000	RMB ‘000	USD ‘000	Y-o-Y %
				Change
Software license sales	7,576	15,548	2,447	105
Hardware sales	5,570	3,197	503	(43)
Service fee income	13,525	20,576	3,239	52
Total	26,671	39,321	6,189	47

Software license revenue for the second quarter 2012 increased 105% year-over-year to RMB15.5 million (US$2.4 million), primarily attributable to the completion of some large projects in the grocery and logistics industries that came from the backlog of software contracts, and could be recognized in the second quarter 2012.

Hardware revenue in the second quarter 2012 decreased 43% year-over-year to RMB3.2 million (US$0.5 million) from RMB5.6 million in the second quarter 2011. The year-over-year decrease was due to the recording of a one-off large contract in the same period last year.

Service fee income for the second quarter 2012 increased 52% year-over-year to RMB20.6 million (US$3.2 million) from RMB13.5 million in the second quarter 2011, which was primarily attributable to a strong sales performance from delivery and maintenance services in the department store and grocery industries in the second quarter 2012.

Cost of Revenue

Cost of revenue for the second quarter 2012 increased 39% to RMB25.4 million (US$4.0 million) from RMB18.3 million in the second quarter 2011.

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Cost of Revenue Breakdown

	2Q11	2Q12
	RMB ‘000	RMB ‘000	USD ‘000	Y-o-Y %
				Change
Cost of software license sales	2,046	7,497	1,180	267
Cost of hardware sales	4,491	3,075	484	(32)
Cost of service fee	8,935	12,563	1,977	41
Amortization of acquired technology	2,066	1,628	256	(21)
Amortization of software costs	758	620	98	(18)
Total	18,296	25,383	3,995	39

Gross Profit and Gross Margin

Gross profit increased 66% year-over-year to RMB13.9 million (US$2.2 million) from RMB8.4 million in the second quarter 2011, and consolidated gross margin for the second quarter 2012 was 35%, compared with 31% in the second quarter 2011. The improvement in gross margin was mainly due to an increase in sales and a result of the establishment of profitability assessment mechanisms to ensure the profitability of projects before the contract is signed with clients.

Operating Expenses

Research and development (“R&D”) expenses for the second quarter 2012 increased 31% year-over-year to RMB1.3 million (US$0.2 million), or 3% of total revenue, compared with RMB1.0 million, or 4% of total revenue in the second quarter 2011. The increase was primarily attributable to an increase of share-based compensation expenses, as a new grant under the share incentive plan started its vesting period in the second quarter 2012.

General and administrative expenses (“G&A”) for the second quarter 2012 decreased 16% year-over-year to RMB8.7 million (US$1.4 million), representing 22% of total revenue, compared with RMB10.4 million, or 39% of total revenue in the second quarter 2011. The decrease was primarily attributable to a reclassification of some branch office expenditures as an item that falls under the cost of sales and selling expenses lines. This reclassification is a result of the change of function of those offices in 2012.

Selling and distribution (“S&D”) expenses for the second quarter 2012 increased 130% year-over-year to RMB9.3 million (US$1.5 million), representing 24% of total revenue, compared with RMB4.0 million, or 15% of total revenue in the second quarter 2011. This was primarily attributable to the rise of sales commissions as sales increased during the second quarter 2012.

Operating Loss

Operating loss in the second quarter 2012 was RMB5.4 million (US$0.8 million), compared with an operating loss of RMB7.1 million in the second quarter 2011.

Net Loss/Income and Loss Per Share

As a result of the aforementioned loss, second quarter 2012 net loss was RMB0.5 million (US$0.1 million), compared with a net loss of RMB5.5 million in the second quarter 2011. Adjusted net income for the second quarter 2012 was RMB4.3 million (US$0.7 million), compared with an adjusted net loss of RMB1.3 million in the second quarter 2011.

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Basic and diluted loss per share in the second quarter 2012 was RMB0.12 (US$0.02), compared to basic and diluted loss per share of RMB1.33 in the second quarter 2011. Adjusted diluted earnings per share was RMB1.02 (US$0.16), compared to an adjusted diluted loss per share of RMB0.32 in the second quarter 2011.

EBITDA

Adjusted EBITDA for the second quarter 2012 was minus RMB21,793 (US$3,430), compared to adjusted EBITDA of minus RMB2.6 million in the second quarter 2011.

Balance Sheet and Cash Flow

As of June 30, 2012, cash and cash equivalents amounted to RMB32.2 million (US$5.1 million), a decrease of RMB25.0 million from RMB57.2 million as of December 31, 2011. The decrease was primarily attributable to the payment of annual bonuses for 2011 and the expenditures on customization projects and capitalized R&D projects.

Total accounts receivable as of June 30, 2012 increased 12% to RMB22.3 million (US$3.5 million) from RMB19.9 million as of December 31, 2011. The increase was primarily attributable to the increase of revenue recognition from some large contracts in the second quarter 2012.

Inventory and work in process as of June 30, 2012 increased 14% to RMB31.9 million (US$5.0 million) from RMB28.0 million as of December 31, 2011. The increase was primarily attributable to our continuous expenditures on customization projects driven by strong customer demand.

For the quarter ended June 30, 2012, net cash provided by operating activities was RMB3.4 million (US$0.5 million). Net cash used in investing activities was RMB4.0 million (US$0.6 million).

Share Repurchase Program

On December 22, 2011, the Company announced a share repurchase program to repurchase up to US$2 million worth of its ordinary shares over the next 12 months. During the second quarter of 2012, eFuture repurchased approximately 37,000 shares with an average price of US$4.04 per share.

THIRD QUARTER 2012 GUIDANCE

eFuture expects total revenue for the third quarter 2012 to be in the range of RMB35.0 million (US$5.5 million) to RMB40.0 million (US$6.3 million). Adjusted EBITDA for the third quarter 2012 is expected to be in the range of breakeven to loss RMB2.0 million (US$0.3 million).

CONFERENCE CALL INFORMATION

eFuture’s management will host a conference call on Tuesday, August 14, 2012 at 5:00 am (US Pacific) / 8:00 am (US Eastern) / 8:00 pm (Beijing) to discuss the Company's 2012 second quarter and recent business activities. The conference call may be accessed by dialing:

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To access the conference call, please dial:

Toll Free:
U.S.	1-866-519-4004
Hong Kong	800-930-346
Toll:
International	65-6723-9381
China	400-620-8038 / 800-819-0121
Hong Kong	852-2475-0994
U.S.	1-718-354-1231
Passcode:	eFuture

Please dial in 10 minutes before the call is scheduled to begin.

A replay of the conference call may be accessed by phone at the following numbers:

Toll Free:
U.S.	1-866-214-5335
China North	1080-0714-0386
China South	1080-0140-0386
Hong Kong	800-901-596
International Toll:	61-2-8235-5000
Replay Passcode:	11515943
Available Time:	11:00 a.m. August 14, 2012 ET – 09:59 a.m. August 23, 2012 ET

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.e-future.com.cn.

CURRENCY CONVENIENCE TRANSLATION

For the convenience of readers, certain RMB amounts have been translated into US dollars at the rate of RMB6.3530 to US$1.00, the noon buying rate for US dollars in effect on June 30, 2012 for cable transfers of RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement eFuture’s unaudited consolidated financial results presented in accordance with U.S. GAAP, eFuture uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission: (i) adjusted EBITDA excluding amortization of acquired software technology, amortization of intangibles, impairment of intangible assets, share-based compensation expenses and depreciation; (ii) adjusted net income excluding amortization of acquired software technology, amortization of intangibles, impairment of intangible assets, share-based compensation expenses and accretion on convertible notes; and (iii) adjusted basic and diluted earnings per share excluding amortization of acquired software technology, amortization of intangibles, share-based compensation expenses and accretion on convertible notes.

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The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

eFuture believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding expenses that may not be indicative of its operating performance from a cash perspective or be indicative of its operating performance. eFuture believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to eFuture’s historical performance and liquidity. eFuture computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. The accompanying paragraphs have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

eFuture’s management also believes that EBITDA, defined as earnings before interest, income tax expense, depreciation and amortization is a useful financial metric to assess its operating and financial performance before the impact of investing and financing transactions and income taxes. In addition, eFuture’s management believes that EBITDA is widely used by other companies in the software industry and may be used by investors as a measure of its financial performance. Given the significant investments that eFuture has made in property, equipment, depreciation and amortization expense comprises a meaningful portion of the Company’s cost structure. eFuture’s management believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The presentation of EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains eFuture considers to be outside the ordinary course of its business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets, income tax expense, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Further, share-based compensation expenses have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of eFuture’s financial results. The term EBITDA or adjusted EBITDA is not defined under U.S. GAAP, and EBITDA or adjusted EBITDA is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing eFuture’s operating and financial performance, you should not consider this data in isolation or as a substitute for its net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company’s EBITDA and adjusted EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as eFuture does.

STATEMENT REGARDING UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

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ABOUT EFUTURE INFORMATION TECHNOLOGY INC.

eFuture Information Technology Inc. (NASDAQ: EFUT) is a leading provider of software and services in China’s rapidly growing retail and consumer goods industries. eFuture provides integrated software and services to manufacturers, distributors, wholesalers, logistics companies and retailers in China’s front-end supply chain (from factory to consumer) market, especially in the retail and fast moving consumer goods industries. For more information about eFuture, please visit http://www.e-future.com.cn.

SAFE HARBOR

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, 2012 financial outlook and quotations from management in this announcement, as well as strategic and operational plans, contain forward-looking statements. eFuture may also make written or oral forward-looking statements in periodic reports to the Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to second parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: eFuture’s anticipated growth strategies; eFuture’s future business development, results of operations and financial condition; expected changes in the Company’s revenue and certain cost or expense items; eFuture’s ability to attract clients and leverage its brand; trends and competition in the software industry; the Company’s ability to control expenses and maintain profit margins; the Company’s ability to hire, train and retain qualified managerial and other employees; the Company’s ability to develop new software and pilot new business models at desirable locations in a timely and cost-effective manner; the performance of third parties under contracts with the Company; the expected growth of the Chinese economy software market in retail and consumer goods industries; and Chinese governmental policies relating to private managers and operators of software and applicable tax rates.

Further information regarding these and other risks will be included in eFuture’s annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of August 13, 2012, and the Company undertakes no duty to update such information or any other forward-looking information, except as required under applicable law.

Investor Contact:
Troe Wen, Company Secretary
eFuture Information Technology Inc.
+86 10 5293 7699
ir@e-future.com.cn

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– FINANCIAL TABLES TO FOLLOW

 8 / 15

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES	Exchange rate 6.3530
CONDENSED CONSOLIDATED INCOME STATEMENTS

	Six months ended			Three months ended
			U.S.			U.S.
	Chinese Yuan (Renminbi)		Dollars	Chinese Yuan (Renminbi)		Dollars
	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,
	2011	2012	2012	2011	2012	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues
Software revenue	11,761,918	23,959,998	3,771,446	7,575,915	15,547,970	2,447,343
Hardware revenue	10,286,433	5,437,075	855,829	5,570,679	3,197,530	503,310
Service fee revenue	23,808,121	33,176,389	5,222,161	13,524,746	20,575,521	3,238,709
Total Revenues	45,856,472	62,573,462	9,849,435	26,671,340	39,321,021	6,189,362

Cost of revenues
Cost of software revenue	3,001,723	9,311,775	1,465,729	2,045,444	7,496,784	1,180,038
Cost of hardware revenue	9,050,785	4,846,704	762,900	4,491,337	3,075,419	484,089
Cost of service fee revenue	14,874,544	20,932,907	3,294,964	8,935,024	12,562,596	1,977,427
Amortization of acquired technology	4,360,378	3,357,021	528,415	2,066,045	1,628,134	256,278
Amortization of software costs	1,650,579	1,237,791	194,836	757,747	620,063	97,602
Total Cost of Revenues	32,938,009	39,686,198	6,246,844	18,295,597	25,382,996	3,995,434

Gross Profit	12,918,463	22,887,264	3,602,592	8,375,743	13,938,025	2,193,928

Operating Expenses
Research and development expenses	3,154,632	1,821,617	286,733	996,702	1,302,677	205,049
General and administrative expenses	18,221,866	15,265,635	2,402,902	10,417,671	8,721,773	1,372,859
Selling and distribution expenses	9,545,452	16,424,878	2,585,374	4,038,501	9,286,396	1,461,734
Total Operating Expenses	30,921,950	33,512,130	5,275,009	15,452,874	19,310,846	3,039,642

Loss from operations	(18,003,487)	(10,624,866)	(1,672,417)	(7,077,131)	(5,372,821)	(845,714)

Other income (expenses)
Interest income	128,446	293,768	46,241	58,166	100,732	15,856
Interest expenses	(326,892)	-	-	(162,434)	-	-

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Interest expenses - amortization of discount on convertible notes payable	(82,408)	-	-	(68,091)	-	-
Interest expenses - amortization of deferred loan costs	(192,014)	-	-	(96,627)	-	-
Gains on derivative liabilities	339,521	3,168	499	36,630	-	-
Other expenses	-	(1,104)	(174)	-	13,480	2,122
Foreign currency exchange loss	53,963	7,679	1,210	162,177	10,027	1,578
Loss from continuing operations before income tax	(18,082,871)	(10,321,355)	(1,624,642)	(7,147,310)	(5,248,582)	(826,158)
Less: Income tax benefit	(3,587,968)	(4,915,476)	(773,725)	(1,655,887)	(4,737,298)	(745,679)
Loss from continuing operations	(14,494,903)	(5,405,879)	(850,918)	(5,491,423)	(511,284)	(80,479)
Less: Net loss attributable to the non-controlling interest	(511,423)	-	-	-	-	-
Net loss from continuing operations attributable to eFuture Information Technology Inc.	(13,983,480)	(5,405,879)	(850,918)	(5,491,423)	(511,284)	(80,479)
Discontinued operations
Gain from discontinued operations (including gain on disposal of ¥6,701,170 and nil, respectively)	5,609,352	-	-	-	-	-
Less: Income tax expenses	-	-	-	-	-	-
Gain from discontinued operations	5,609,352	-	-	-	-	-
Net loss	(8,374,128)	(5,405,879)	(850,918)	(5,491,423)	(511,284)	(80,479)
Loss per share
Basic	(2.03)	(1.31)	(0.21)	(1.33)	(0.12)	(0.02)
- Continuing operations	(3.39)	(1.31)	(0.21)	(1.33)	(0.12)	(0.02)
- Discontinued operations	1.36	-	-	-	-	-
Diluted	(2.03)	(1.31)	(0.21)	(1.33)	(0.12)	(0.02)
- Continuing operations	(3.39)	(1.31)	(0.21)	(1.33)	(0.12)	(0.02)
- Discontinued operations	1.36	-	-	-	-	-
Basic Weighted-average Shares Outstanding	4,130,221	4,130,221	4,130,221	4,130,221	4,130,221	4,130,221
Fully-Diluted Weighted- average Shares Outstanding	4,133,508	4,170,781	4,170,781	4,130,221	4,242,781	4,242,781

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EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES	Exchange rate 6.3530
CONDENSED CONSOLIDATED BALANCE SHEETS

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,	June 30,	June 30,
	2011	2012	2012
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets

Cash and cash equivalents	57,157,078	32,177,757	5,064,970
Trade receivables, net of allowance for doubtful accounts of ¥3,559,207 and ¥4,147,668($652,868), respectively	19,904,642	22,319,604	3,513,238

Refundable value added tax	6,950,923	2,498,696	393,310

Advances to employees	1,749,427	1,686,276	265,430

Advances to suppliers	331,040	-	-
Other receivables due from previously consolidated entities	1,067,000	555,000	87,360

Other receivables	2,021,053	7,190,521	1,131,831

Prepaid expenses	1,465,219	2,792,742	439,595
Inventory and work in process, net of inventory provision of ¥4,507,846 and ¥4,761,579($749,501), respectively	28,001,490	31,917,548	5,024,012

Total current assets	118,647,872	101,138,144	15,919,746
Non-current assets
Long-term investments, net of impairment of ¥240,000 and ¥240,000($37,777), respectively	-	-	-
Property and equipment, net of accumulated depreciation of ¥5,748,528 and ¥6,739,159($1,060,784), respectively	3,930,974	4,838,657	761,633
Intangible assets, net of accumulated amortization of ¥65,846,644 and ¥70,441,456($11,087,904), respectively	17,190,976	19,542,059	3,076,036

Goodwill	80,625,667	80,625,667	12,690,960

Deferred tax assets	-	4,056,696	638,548

Total non-current assets	101,747,617	109,063,079	17,167,178

Total assets	220,395,489	210,201,223	33,086,923

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LIABILITIES AND EQUITY
Current liabilities

Trade payables	12,500,602	11,865,011	1,867,623

Other payables	12,525,300	11,581,775	1,823,041

Accrued expenses	14,464,113	7,855,836	1,236,555

Taxes payable	4,205,734	1,441,523	226,904

Advances from customers	49,653,714	52,946,735	8,334,131

Deferred tax liabilities, current portion	623,600	177,950	28,010

Total current liabilities	93,973,063	85,868,830	13,516,265
Long-term liabilities

Derivative liabilities	3,168	-	-

Deferred tax liabilities	413,130	-	-

Total long-term liabilities	416,298	-	-

Equity
Ordinary shares, $0.0756 U.S. dollars par value; 6,613,756 shares authorized; 3,937,221 shares and 3,937,221 shares issued and outstanding, respectively	2,353,068	2,353,068	370,387

Additional paid-in capital	225,411,222	229,143,366	36,068,529

Statutory reserves	3,305,527	3,305,527	520,310

Accumulated deficits	(105,063,689)	(110,469,568)	(17,388,567)

Total equity	126,006,128	124,332,393	19,570,659

Total liabilities and equity	220,395,489	210,201,223	33,086,923

 12 / 15

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES	Exchange rate 6.3530
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended			Three months ended
	Chinese Yuan (Renminbi)		U.S. Dollars	Chinese Yuan (Renminbi)		U.S. Dollars
	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,
	2011	2012	2012	2011	2012	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:

Net loss	(8,374,128)	(5,405,879)	(850,918)	(5,491,423)	(511,284)	(80,479)
Adjustments to reconcile net loss to net cash flows used in operating activities:
Depreciation of property and equipment	1,003,923	990,631	155,931	451,596	503,731	79,290

Amortization of intangible assets	6,059,055	4,594,812	723,251	2,823,792	2,248,197	353,880
Amortization of discount on convertible notes payable	82,408	-	-	68,091	-	-
Amortization of deferred loan costs	192,014	-	-	96,627	-	-

Gains on derivative liabilities	(339,521)	(3,168)	(499)	(36,630)	-	-

Investment income	(6,701,170)	-	-	-	-	-
Loss on disposal of property and equipment	20,444			20,444	-	-

Allowance for doubtful accounts	1,087,885	1,637,030	257,678	146,033	1,055,758	166,183
Provision for loss in inventory and work in process	1,127,852	1,410,854	222,077	1,127,852	1,410,854	222,077

Compensation expenses	2,772,641	3,732,144	587,462	1,284,111	2,599,100	409,114

Deferred income taxes	(3,587,967)	(4,915,476)	(773,725)	(1,655,886)	(4,737,298)	(745,679)

Foreign exchange gain (loss)	(226,004)	(7,322)	(1,153)	(139,561)	(9,652)	(1,519)

Non-controlling interest	(511,423)	-	-	-	-	-
Changes in assets and liabilities:

Trade receivables	(2,361,976)	(4,051,993)	(637,808)	3,869,725	(7,417,252)	(1,167,520)

Refundable value added tax	(61,213)	4,452,227	700,807	(891,854)	5,440,076	856,300

Advances to employees	17,156	63,151	9,940	(286,177)	385,041	60,608

Advances to suppliers	(2,817,436)	57,340	9,026	1,306,781	84,187	13,252

Other receivables	(743,662)	(4,657,468)	(733,113)	(332,263)	1,233,487	194,158

Prepaid expenses	(951,166)	(1,327,523)	(208,960)	(1,384,265)	(1,281,636)	(201,737)

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Inventory and work in process	(23,799,603)	(5,326,911)	(838,487)	(18,034,996)	(523,345)	(82,378)

Trade payables	5,842,247	(635,591)	(100,046)	5,924,482	990,449	155,903

Other payables	(1,496,364)	(943,525)	(148,516)	(152,348)	483,215	76,061

Accrued expenses	(5,818,718)	(6,608,277)	(1,040,182)	(1,808,584)	(1,211,518)	(190,700)

Taxes payable	(6,486,214)	(2,764,211)	(435,103)	(3,461,212)	(381,626)	(60,070)

Advances from customers	23,142,000	3,293,021	518,340	9,446,801	3,046,524	479,541
Net cash provided by (used in) operating activities	(22,928,940)	(16,416,134)	(2,583,998)	(7,108,864)	3,407,008	536,285

Cash flows from investing activities:
Purchases of property and equipment	(254,852)	(1,624,614)	(255,724)	(101,158)	(294,252)	(46,317)

Payments for intangible assets	(2,419,315)	(6,945,895)	(1,093,325)	(1,857,797)	(3,727,404)	(586,716)

Disposal of investments	5,895,999	-	-	-	-	-
Net cash provided by (used in) investing activities	3,221,832	(8,570,509)	(1,349,049)	(1,958,955)	(4,021,656)	(633,033)

Cash flows from financing activities:
Net cash provided by financing activities	-	-	-	-	-	-

Effect of exchange rate changes on cash and cash equivalents	204,407	7,322	1,153	122,304	9,652	1,519

Net decrease in cash and cash equivalents	(19,502,701)	(24,979,321)	(3,931,894)	(8,945,515)	(604,996)	(95,229)

Change in cash and cash equivalents included in the current assets of discontinued operations	516,322	-	-	-	-	-
Cash and cash equivalents at beginning of period	73,250,856	57,157,078	8,996,864	63,209,992	33,085,253	5,207,816
Cash and cash equivalents at end of period	54,264,477	32,177,757	5,064,970	54,264,477	32,480,257	5,112,587

Supplemental cash flow information

Interest paid	323,175	-	-	159,468	-	-

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EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES	Exchange rate 6.3530
NON-GAAP MEASURES OF PERFORMANCE

	Six months ended			Three months ended
			U.S.			U.S.
	Chinese Yuan (Renminbi)		Dollars	Chinese Yuan (Renminbi)		Dollars
	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,
	2011	2012	2012	2011	2012	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

NON-GAAP OPERATING INCOME
(LOSS) AND ADJUSTED EBITDA

Operating loss (GAAP Basis)	(18,003,487)	(10,624,866)	(1,672,417)	(7,077,131)	(5,372,821)	(845,714)

Adjustments for non-GAAP measures
of performance:
Add back amortization of acquired software technology	4,360,378	3,357,021	528,415	2,066,045	1,628,134	256,278
Add back amortization of intangibles	1,650,579	1,237,791	194,836	757,747	620,063	97,602
Add back share-based compensation expenses	2,772,641	3,732,144	587,462	1,284,111	2,599,100	409,114

Adjusted non-GAAP operating loss	(9,219,889)	(2,297,910)	(361,705)	(2,969,228)	(525,524)	(82,720)
Add back depreciation	947,937	990,631	155,931	395,610	503,731	79,290

Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization)	(8,271,952)	(1,307,279)	(205,774)	(2,573,618)	(21,793)	(3,430)

NON-GAAP OPERATING INCOME (LOSS) AND ADJUSTED EBITDA, as a percentage of revenue

Operating loss (GAAP BASIS)	-39%	-17%	-17%	-27%	-14%	-14%

Adjustments for non-GAAP measures of performance:
Amortization of acquired software technology	10%	5%	5%	8%	4%	4%
Amortization of intangibles	4%	2%	2%	3%	2%	2%
Share-based compensation expenses	6%	6%	6%	5%	7%	7%
Adjusted non-GAAP operating loss	-20%	-4%	-4%	-11%	-1%	-1%
Depreciation	2%	2%	2%	1%	1%	1%

Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization)	-18%	-2%	-2%	-10%	0%	0%

NON-GAAP EARNINGS PER SHARE

Net loss from continuing operations	(13,983,480)	(5,405,879)	(850,918)	(5,491,423)	(511,284)	(80,479)
Amortization of acquired software technology	4,360,378	3,357,021	528,415	2,066,045	1,628,134	256,278
Amortization of intangibles	1,650,579	1,237,791	194,836	757,747	620,063	97,602
Share-based compensation expenses	2,772,641	3,732,144	587,462	1,284,111	2,599,100	409,114
Accretion on convertible notes	82,408	-	-	68,091	-	-

Adjusted Net Income/(Loss)	(5,117,474)	2,921,077	459,795	(1,315,429)	4,336,013	682,515

Adjusted non-GAAP diluted earnings/(loss) per share	(1.24)	0.70	0.11	(0.32)	1.02	0.16
Shares used to compute non-GAAP diluted earnings per share	4,130,221	4,170,781	4,170,781	4,130,221	4,242,781	4,242,781

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